UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

USA COMPRESSION PARTNERS, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

90290N109
(CUSIP Number)

H. Steven Walton
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 21, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Argonaut Private Equity, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,256,146.876
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,256,146.876
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,256,146.876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSON
Steven R. Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		171,982.842
	8	SHARED VOTING POWER
7,256,146.876
	9	SOLE DISPOSITIVE POWER
171,982.842
	10	SHARED DISPOSITIVE POWER
7,256,146.876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,428,129.718
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Don P. Millican
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		74,253
	8	SHARED VOTING POWER
7,256,146.876
	9	SOLE DISPOSITIVE POWER
74,253
	10	SHARED DISPOSITIVE POWER
7,256,146.876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,330,399.876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Frederic Dorwart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,425
	8	SHARED VOTING POWER
7,256,146.876
	9	SOLE DISPOSITIVE POWER
7,425
	10	SHARED DISPOSITIVE POWER
7,256,146.876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,263,571.876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Ken Kinnear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,970
	8	SHARED VOTING POWER
7,256,146.876
	9	SOLE DISPOSITIVE POWER
2,970
	10	SHARED DISPOSITIVE POWER
7,256,146.876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,259,116.876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
George B. Kaiser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,425
	8	SHARED VOTING POWER
7,256,146.876
	9	SOLE DISPOSITIVE POWER
7,425
	10	SHARED DISPOSITIVE POWER
7,256,146.876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,263,571.876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of the Initial 13D in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on September 6, 2013 by the Reporting Persons (defined below) with respect to the common units (the “Common Units”), of USA Compression Partners, LP (the “Issuer” or the “Company”) and amended on May 29, 2014 (“Amendment No. 1”) is hereby amended by this Amendment No. 2 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 100 Congress Avenue, Suite 450, Austin, Texas 78701.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 1 in its entirety and replacing it with the following:

●
As of the date hereof, Argonaut owns 7,256,146.876 Common Units. Argonaut’s consideration for 6,615,766 of the Common Units was the sale of certain assets of S&R Compression, LLC (“S&R”) as described in Item 4, 605,459.876 Common Units were purchased pursuant to the Issuer’s Distribution Reinvestment Plan at various prices, and 34,921 of such Common Units purchased with $772,487.44 of cash on hand.

●	As of the date hereof, Mr. Mitchell owns 171,982.842 Common Units. Mr. Mitchell’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

●	As of the date hereof, Mr. Millican owns 74,253 Common Units. Mr. Millican’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

●	As of the date hereof, Mr. Dorwart owns 7,425 Common Units. Mr. Dorwart’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

●	As of the date hereof, Mr. Kinnear owns 2,970 Common Units. Mr. Kinnear’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

●	As of the date hereof, Mr. Kaiser owns 7,425 Common Units. Mr. Kaiser’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 1 in its entirety and replacing it with the following:

(a) and (b)   As of May 6, 2015, there were 32,124,107 Common Units and 14,048,588 subordinated units outstanding based on the information contained in the Issuer’s Form 10-Q filed on May 7, 2015 and information subsequently disclosed.

As of the date hereof, Argonaut directly owns 7,256,146.876 Common Units (approximately 22.59%).

As of the date hereof, Mr. Mitchell directly owns 171,982.842 Common Units (approximately 0.54%). As the manager of Argonaut, Mr. Mitchell is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,256,146.876 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 171,982.842 Common Units directly owned by Mr. Mitchell. As of the date hereof, Mr. Mitchell may be deemed the beneficial owner of 7,428,129.718 Common Units (approximately 23.12% of the Common Units outstanding).

As of the date hereof, Mr. Millican directly owns 74,253 Common Units (approximately 0.23%). As the manager of Argonaut, Mr. Millican is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,256,146.876 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 74,253 Common Units directly owned by Mr. Millican. As of the date hereof, Mr. Millican may be deemed the beneficial owner of 7,330,399.876 Common Units (approximately 22.82% of the Common Units outstanding).

As of the date hereof, Mr. Dorwart directly owns 7,425 Common Units (approximately 0.02%). As the manager of Argonaut, Mr. Dorwart is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,256,146.876 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 7,425 Common Units directly owned by Mr. Dorwart. As of the date hereof, Mr. Dorwart may be deemed the beneficial owner of 7,263,571.876 Common Units (approximately 22.61% of the Common Units outstanding).

As of the date hereof, Mr. Kinnear directly owns 2,970 Common Units (approximately 0.01%). As the manager of Argonaut, Mr. Kinnear is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,256,146.876 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 2,970 Common Units directly owned by Mr. Kinnear. As of the date hereof, Mr. Kinnear may be deemed the beneficial owner of 7,259,116.876 Common Units (approximately 22.6% of the Common Units outstanding).

As of the date hereof, Mr. Kaiser directly owns 7,425 Common Units (approximately 0.02%). As the manager of Argonaut, Mr. Kaiser is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,256,146.876 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 7,425 Common Units directly owned by Mr. Kaiser. As of the date hereof, Mr. Kaiser may be deemed the beneficial owner of 7,263,571.876 Common Units (approximately 22.61% of the Common Units outstanding).

(c)  During the last 60 days, the Reporting Persons purchased the following Common Units:

Argonaut:
Date	Quantity	Price per Share	Transaction Effected
05/21/2015	34,921	$22.121	Purchase through private placement of Common Units

(d)  Not Applicable.

(e) Not Applicable.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement filed with Initial 13D and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2015

ARGONAUT PRIVATE EQUITY, L.L.C.
/s/ Frederic Dorwart	/s/ Frederic Dorwart
Frederic Dorwart, Manager	FREDERIC DORWART, Individually
/s/ Steven R. Mitchell	/s/ Ken Kinnear
STEVEN R. MITCHELL, Individually	KEN KINNEAR, Individually
/s/ Don P. Millican	/s/ George B. Kaiser
DON P. MILLICAN, Individually	GEORGE B. KAISER, Individually